

Semi-Annual Report | April 30, 2002

Inland Real Estate Income and Growth Fund

Inland Real Estate Income and Growth Fund

Table of Contents

June 20, 2002

Dear Fellow Shareholders:

Enclosed is the Semi-Annual Report for the period of November 1, 2001 through April 30, 2002. We have been very pleased with the continuing success of our new Adviser, Inland Investment Advisors, Inc. Since June 1, 2001 through June 18, 2002, they have increased the share price from $10.98 to $12.59 which amounts to a 14.66% return plus dividends paid quarterly, in an investment environment which has provided many challenges.

Additionally, we look forward to our new Distributor, Inland Securities Corporation, marketing the Fund to a large network of Broker/Dealers which should result in growth of the Fund in the very near future.

The current economic environment will provide us with a number of challenges ahead that must be overcome. Corporate earnings are shaky following a string of restated results. Some investors are having trouble trusting Corporate America with incidents like faulty accounting practices plaguing some of the world's largest corporations. The stock market is trading sideways, oil prices are rising, and concern is growing about more terrorist attacks. That is a lot of unknowns. Corporate heads are still somewhat shell-shocked after 2001's collapse in profits so they are holding back from hiring and spending for capital investment. Even if earnings recover this year, it will not necessarily translate into higher capital spending right away. Profits will probably have to be strong for some time before CEOs will begin new projects and that will make for a slower overall recovery. We believe that a slowly recovering economy poses an opportunity for investors in the Inland Real Estate Income and Growth Fund.

Real estate on the other hand continues to have strong growth with property values steadily increasing and low interest rates have contributed to the strength of real estate.

Our current strategy is defensive in nature as we actively manage our portfolio of REIT and Non-REIT securities. Investors look for a "safe haven" in an uncertain environment and for the past couple of years they have been turning to REITs which are a solid asset class. The REIT industry is still relatively young and continues to mature and appeal to a broader array of investors.

Publicly traded REITs have suffered a minor pullback as we had expected and are still trading at or about their Net Asset Value (or liquidating value). We have made some adjustments in various sectors of our REIT holdings based on the strength of each sector. We have a small position (1.62% of assets) in the office sector and do not see fundamentals improving there for 18-24 months. We have decreased our exposure to the multifamily sector because of the lack of job creation which has slowed new apartment demand and low interest rates which have spurred a record wave of new home buying. However, some good buys remain in most sectors, especially the retail sector, particularly the grocery or discount anchored shopping center REITs as a solid place to deploy new money. These types of properties will continue to be strong due to their "necessity" or "economical" based anchor.

We currently hold a comfortable cash position and continue scaling into the market, buying both REIT and Non-REIT stocks as the market continues to progress.

Should you have questions regarding your individual statements please contact 800.216.9785 or write to:

> The Inland Mutual Fund Trust
> U.S. Bancorp Fund Services, LLC
> P.O. Box 701
> Milwaukee, WI 53201-0701

Sincerely,
Inland Real Estate Income and Growth Fund

Robert D. Parks
Chairman

Average Annual Rate of Return



This chart assumes an initial investment of $10,000, except for the Class A shares with a front-end sales charge, made on 3/1/99 (inception). Performance reflects fee waivers in effect. In the absence of fee waivers, total return would be reduced. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost.

As of the six months ended April 30, 2002 the Fund has chosen to use the NAREIT Composite Index as its comparison benchmark.

For Periods Ended April 30, 2002

	1 Year ::	Since Inception 3/1/99
Inland Real Estate Income and Growth Fund – Class A No-Load	17.95%	11.71%
Inland Real Estate Income and Growth Fund – Class A*	11.13%	9.64%
NAREIT Composite Index**	22.22%	15.14%

*Reflects maximum front-end sales charge of 5.75%.

**The National Association of Real Estate Investment Trusts (NAREIT) Composite Total Return Index is a total return performance index of all publicly traded REITs tracked by NAREIT.

Statement of Assets and Liabilities

April 30, 2002 (Unaudited)

Assets :

Investments, at current value (cost $7,798,229)	$ 8,544,887
Cash	408,349
Dividends receivable	16,836
Interest receivable	5
Receivable from investment adviser	24,520
Receivable for investments sold	2,447
Other assets	34,353
Total assets	9,031,397

Liabilities :

Options written, at value (premiums received $120,179)	122,272
Accrued expenses	6,397
Total liabilities	128,669

Net Assets

	$ 8,902,728

Net Assets Consist of :

Capital stock	$ 8,140,797
Undistributed net investment income	48,045
Undistributed accumulated net realized loss on investments	(30,679)
Unrealized net appreciation of investments	744,565
Total net assets	8,902,728
Shares outstanding (unlimited number authorized)	719,145
Net asset value and offering price per share	$ 12.38
Maximum offering price per share	$ 13.14

Statement of Operations

Six months ended April 30, 2002 (Unaudited)

Investment Income :

Dividend income	$ 192,950
Interest income	2,620
Total investment income	195,570

Expenses :

Investment advisory fees	22,320
Administration fees	9,953
Shareholder servicing and accounting fees and expense	16,676
Distribution fees	7,324
Custody fees	5,798
Federal and state registration fees	1,582
Professional fees	47,461
Reports to shareholders	2,124
Trustees' fees and expenses	2,198
Miscellaneous	3,353
Total expense before waiver and reimbursement	118,789
Less: Waiver of expenses and reimbursement from adviser	(45,534)
Net expenses	73,255

Net Investment Income $ 122,315

Realized and Unrealized Gain (Loss):

Net realized gain / (loss) on :	
Investments	(66,739)
Written options	36,547
Net change in unrealized appreciation / (depreciation) on:	
Investments	677,398
Written options	(5,899)
Net gain on investments	641,307

Net Increase in Net Assets Resulting from Operations $ 763,622

See notes to financial statements

Statements of Changes in Net Assets

	6 Months Ended 04/30/2002 (Unaudited)	::	Year Ended 10/31/2001
Operations :			
Net investments income	$ 122,315		$ 101,507
Net realized gain / (loss) on investments	(30,192)		51,470
Change in unrealized appreciation / (depreciation) on investments	671,499		(61,750)
Net increase in net assets resulting from operations	763,622		91,227
Capital Share Transactions :			
Shares sold	5,157,714		2,427,572
Shares issued to holders in reinvestment of dividends	63,118		67,126
Shares redeemed	(538,683)		(338,036)
Net increase in net assets resulting from capital share transactions	4,682,149		2,156,662
Distributions to Class A Shareholders :			
From net investment income	(105,713)		(89,527)
Total distributions to Class A shareholders	(105,713)		(89,527)
Total Increase in Net Assets	5,340,058		2,158,362
Net Assets :			
Beginning of year	3,562,670		1,404,308
End of year (including undistributed net investment income of $48,045 and $31,443 respectively)	$ 8,902,728		$ 3,562,670

See notes to financial statements

Financial Highlights

	6 Months Ended 04/30/2002 (Unaudited)		Year Ended 10/31/2001		Year Ended 10/31/2000		03/01/1999[1] through 10/31/1999
			Class A				

Per Share Data :

Net asset value, beginning of period	$ 10.98		$ 10.64		$ 9.22		$ 10.00
Income from investment operations :							
Net investment income[5]	0.25		0.45		0.49		0.30
Net realized and unrealized gains (losses) on securities	1.34		0.39		1.41		(0.82)
Total from investment operations	1.59		0.84		1.90		(0.52)
Less distributions :							
Dividends from net investment income	(0.19)		(0.50)		(0.41)		(0.26)
Tax return of capital	—		—		(0.07)		—
Total distributions	(0.19)		(0.50)		(0.48)		(0.26)
Net asset value, end of period	$ 12.38		$ 10.98		$ 10.64		$ 9.22

Total Return[2]	14.53%[3]		8.00%		21.24%		(5.32%)[3]

Supplemental Data and Ratios :

Net assets, in thousands, end of period	$ 8,903		$ 3,563		$ 1,404		$ 817
Ratio of net expense to average net assets:							
Before expense reimbursement	4.05%[4]		6.43%		6.17%		12.71%[4]
After expense reimbursement	2.50%[4]		2.50%		2.16%		1.15%[4]
Ratio of net investment income to average net assets:							
Before expense reimbursement	2.62%[4]		37.00%		0.83%		(6.20%)[4]
After expense reimbursement	4.17%[4]		4.30%		4.84%		5.36%[4]
Portfolio turnover rate	6.51%		32.61%[3]		15.17%		1.36%

[1] Commencement of operations.

[2] The total return calculation does not reflect the 5.75% front end sales charge for Class A.

[3] Not annualized.

[4] Annualized.

[5] Calculated using average shares outstanding during the year.

See notes to financial statements

Schedule of Investments

April 30, 2002 (Unaudited)

Number of Shares	Common Stocks – 89.40%*	Value
	Beverage, Food, & Tobacco – 2.95%*	
2,500	Anheuser-Busch Companies, Inc.	$ 132,500
2,500	PepsiCo, Inc.	129,750
		262,250
	Chemicals – 1.25%*	
2,500	E. I. Du Pont de Nemours & Company	111,250
	Communications – 1.37%*	
6,400	AOL Time Warner Inc.**	121,728
	Diversified REITs – 7.88%*	
8,220	Pennsylvania Real Estate Investment Trust	211,254
31,800	Sizeler Property Investors, Inc.	317,682
1,500	Vornado Realty Trust	66,150
3,800	Washington Real Estate Investment Trust	106,780
		701,866
	Financial Services – 1.56%*	
3,200	Citigroup Inc.	138,560
	Healthcare REIT – 0.62%*	
1,826	Healthcare Realty Trust, Inc.	55,328
	Hospitality REITs – 3.47%*	
10,000	Hersha Hospitality Trust	64,500
7,200	Hospitality Properties Trust	244,800
		309,300
	Industrial REITS – 10.70%*	
3,900	AMB Property Corporation	109,356
1,100	CenterPoint Properties Trust	60,170
15,875	EastGroup Properties, Inc.	396,081
11,500	First Industrial Realty Trust, Inc.	387,205
		952,812
	Marine Transport – 0.32%*	
400	Knightsbridge Tankers Ltd. ƒ	6,588
1,510	Nordic American Tanker Shipping Limited ƒ	21,820
		28,408
	Mortgage REITs – 1.68%*	
3,200	American Mortgage Acceptance Company	41,920
3,265	FBR Asset Investment Corporation	107,451
		149,371

Number of Shares	Common Stocks – 89.40%*	Value
	Office REITS – 1.62%*	
450	Boston Properties, Inc.	$ 17,541
700	CarrAmerica Realty Corporation	22,484
1,200	Equity Office Properties Trust	34,356
720	Great Lakes REIT, Inc.	11,664
1,050	Prentiss Properties Trust	32,287
750	SL Green Realty Corp.	26,325
		144,657
	Office/Industrial REITs – 1.71%*	
1,800	Brandywine Realty Trust	43,002
1,800	Duke Realty Corporation	47,340
1,710	PS Business Parks, Inc.	61,475
		151,817
	Multifamily REITs – 12.65%*	
9,400	Amli Residential Properties Trust	238,760
5,200	Apartment Investment & Management Company	255,320
3,900	Archstone Communities Trust	105,144
1,400	Avalonbay Communities, Inc.	66,738
3,700	Equity Residential Properties Trust	104,340
5,600	Home Properties of New York, Inc.	201,712
5,785	Mid-America Apartment Communities, Inc.	154,691
		1,126,705
	Retail – 7.51%*	
2,300	Costco Wholesale Corporation**	92,460
3,100	Lowe's Companies, Inc.	131,099
2,800	Target Corporation	122,220
2,200	Wal-Mart Stores, Inc.	122,892
5,300	Walgreen Company	200,181
		668,852
	Retail REITS – 25.90%*	
26,600	Acadia Realty Trust	184,338
1,000	Chelsea Property Group, Inc.	60,450
20,806	Commercial Net Lease Realty	316,043
3,400	Equity One, Inc.	47,600
600	General Growth Properties, Inc.	27,438
3,500	Glimcher Realty Trust	68,075
27,900	IRT Property Company	337,032

Schedule of Investments (Continued)

April 30, 2002 (Unaudited)

Number of Shares	Common Stocks – 89.40%*	Value
	Retail REITS (Continued)	
10,000	JDN Realty Corporation	$ 126,700
7,100	Kimco Reality Corporation	227,910
3,500	New Plan Excel Realty Trust	68,425
3,700	Pan Pacific Retail Properties, Inc.	117,253
16,750	Ramco-Gershenson Properties Trust	307,362
700	Simon Property Group, Inc.	23,625
1,500	Taubman Centers, Inc.	22,425
27,400	Urstadt Biddle Properties	317,840
1,485	Weingarten Realty Investors	52,866
		2,305,382
	Self Storage REITs – 3.56%*	
1,000	Public Storage, Inc.	37,970
9,050	Sovran Self Storage, Inc.	278,740
		316,710
	Software – 1.05%*	
1,800	Microsoft Corporation**	94,068
	Specialty – 3.60%*	
1,400	Alexandria Real Estate Equities, Inc.	63,980
8,425	Plum Creek Timber Company, Inc.	256,541
		320,521
	Total Common Stocks (Cost $7,224,780)	$ 7,959,585

Schedule of Investments (Continued)

April 30, 2002 (Unaudited)

Number of Shares	Preferred Stocks – 5.11%*	Value
5,850	Apartment Investment & Management Company – Class D	$ 144,495
462	Commercial Net Lease Realty – Class A	11,444
2,000	Glimcher Realty Trust – Class B	50,020
2,100	Innkeepers USA Trust – Class A	52,500
5,000	Kimco Realty Corporation – Class A	121,850
1,000	Mid-America Apartment Communities, Inc. – Class A	25,320
16	Public Storage, Inc. – Class A	439
2,060	Taubman Centers, Inc. – Class A	49,234
	Total Preferred Stocks (Cost $443,449)	**$ 455,302**

Principal Amount	Short-Term Investment – 1.46%*	Value
	Variable Rate Demand Notes #	
$ 70,000	American Family Financial Services Inc., 1.43%	$ 70,000
30,000	Wisconsin Corporate Central Credit Union, 1.52%	30,000
30,000	Wisconsin Electric Power Company, 1.43%	30,000
	Total Short-Term Investments (Cost $130,000)	**130,000**
	Total Investments (Cost $7,798,229)	**8,544,887**
	Other Assets Less Liabilities - 4.03%*	**357,841**
	Total Net Assets - 100.00%*	**$ 8,902,728**

* Calculated as a percentage of net assets.

** Non-income producing security.

\# Variable rate demand notes are considered short-term obligations and are payable on demand.
  Interest rates change periodically on specified dates. The rates listed are as of April 30, 2002.

ƒ Foreign company.

See notes to financial statements

Schedule of Investments: Options Written

April 30, 2002

Contracts (100 shares per contract)		*Value*
Call Options		
	AOL Time Warner Inc.	
49	Expiration October 2002, Exercise Price $22.50	$ 5,635
15	Expiration January 2003, Exercise Price $25.00	1,650
	Anheuser-Busch Companies, Inc.	
15	Expiration June 2002, Exercise Price $50.00	4,950
10	Expiration September 2002, Exercise Price $50.00	4,100
	Citigroup, Inc.	
5	Expiration June 2002, Exercise Price $55.00	50
15	Expiration September 2002, Exercise Price $50.00	1,350
12	Expiration September 2002, Exercise Price $55.00	360
	Costco Wholesale Corporation	
18	Expiration July 2002, Exercise Price $50.00	90
5	Expiration October 2002, Exercise Price $45.00	675
	E.I. Du Pont de Nemours and Company	
15	Expiration July 2002, Exercise Price $45.00	2,775
10	Expiration July 2002, Exercise Price $50.00	300
	Lowe's Companies, Inc.	
15	Expiration July 2002, Exercise Price $45.00	1,800
10	Expiration July 2002, Exercise Price $50.00	250
6	Expiration January 2003, Exercise Price $45.00	2,340
	Microsoft Corporation	
10	Expiration October 2002, Exercise Price $60.00	2,447
8	Expiration January 2003, Exercise Price $65.00	2,120
	PepsiCo, Inc.	
15	Expiration July 2002, Exercise Price $50.00	4,800
10	Expiration July 2002, Exercise Price $55.00	600
	Target Corporation	
12	Expiration July 2002, Exercise Price $45.00	1,980
10	Expiration July 2002, Exercise Price $47.50	850
6	Expiration October 2002, Exercise Price $47.50	1,230
	Wal-Mart Stores, Inc.	
15	Expiration June 2002, Exercise Price $60.00	1,050
7	Expiration September 2002, Exercise Price $65.00	560

Schedule of Investments: Options Written (Continued)

April 30, 2002

Contracts (100 shares per contract)		Value
	Walgreen Company	
8	Expiration July 2002, Exercise Price $35.00	$ 2,560
8	Expiration July 2002, Exercise Price $40.00	520
15	Expiration July 2002, Exercise Price $37.50	2,325
7	Expiration October 2002, Exercise Price $42.50	280
15	Expiration January 2003, Exercise Price $40.00	3,000
	Total Call Options Written (Premiums received $59,458)	$ 50,647

Put Options

	AOL Time Warner Inc.	
20	Expiration July 2002, Exercise Price $20.00	$ 4,600
15	Expiration July 2002, Exercise Price $25.00	10,200
8	Expiration July 2002, Exercise Price $27.50	7,440
8	Expiration January 2003, Exercise Price $20.00	3,040
6	Expiration January 2003, Exercise Price $35.00	9,600
7	Expiration January 2003, Exercise Price $22.50	3,500
	Anheuser-Busch Companies, Inc.	
10	Expiration September 2002, Exercise Price $40.00	50
15	Expiration September 2002, Exercise Price $45.00	525
	Citigroup, Inc.	
5	Expiration June 2002, Exercise Price $45.00	1,425
15	Expiration September 2002, Exercise Price $40.00	2,550
12	Expiration September 2002, Exercise Price $42.50	3,360
	Costco Wholesale Corporation	
10	Expiration July 2002, Exercise Price $40.00	1,950
8	Expiration July 2002, Exercise Price $37.50	720
5	Expiration October 2002, Exercise Price $35.00	650
	E.I. Du Pont de Nemours and Company	
15	Expiration July 2002, Exercise Price $35.00	225
10	Expiration July 2002, Exercise Price $40.00	800
	Lowe's Companies, Inc.	
10	Expiration July 2002, Exercise Price $40.00	1,400
15	Expiration July 2002, Exercise Price $37.50	975
6	Expiration January 2003, Exercise Price $35.00	1,020
	Microsoft Corporation	
10	Expiration July 2002, Exercise Price $55.00	4,600
4	Expiration October 2002, Exercise Price $50.00	1,640
4	Expiration January 2003, Exercise Price $45.00	1,320

Schedule of Investments: Options Written (Continued)
April 30, 2002

Contracts (100 shares per contract)		Value
	PepsiCo, Inc.	
25	Expiration July 2002, Exercise Price $45.00	$ 375
	Target Corporation	
12	Expiration July 2002, Exercise Price $35.00	240
10	Expiration July 2002, Exercise Price $40.00	950
6	Expiration January 2003, Exercise Price $35.00	720
	Wal-Mart Stores, Inc.	
9	Expiration June 2002, Exercise Price $50.00	585
6	Expiration June 2002, Exercise Price $55.00	1,170
7	Expiration September 2002, Exercise Price $55.00	2,170
	Walgreen Company	
8	Expiration July 2002, Exercise Price $27.50	80
23	Expiration July 2002, Exercise Price $32.50	115
22	Expiration January 2003, Exercise Price $35.00	3,630
	Total Put Options Written (Premiums received $60,721)	$ 71,625
	Total Options Written (Premiums received $120,179)	$ 122,272

See notes to financial statements

Notes to the Financial Statements

April 30, 2002 (Unaudited)

1 } Organization

The Inland Mutual Fund Trust (f/k/a Jefferson Fund Group Trust) (the "Trust") was organized as a business trust under the laws of Delaware on January 20, 1995 and registered under the Investment Company Act of 1940, as amended. The Trust is an open-end management investment company issuing its shares in series. The only series presently authorized is the Inland Real Estate Income & Growth Fund (f/k/a Jefferson REIT Fund) (the "Fund"). The Fund is a non-diversified fund. The Fund commenced operations on March 1, 1999, all organizational costs incurred by the Trust in connection with the organization, registration and initial public offering of these series were expensed as incurred.

The primary focus of the Fund is to provide high current income and secondarily produce capital appreciation, primarily through investments in equity securities of real estate investment trusts and real estate operating companies. The Fund may also invest in securities of companies outside the real estate industry.

The Fund is authorized to issue two classes of shares in an unlimited number, without par value. The Class A shares are subject to a servicing fee at an annual rate up to 0.25% of net assets pursuant to Rule 12b-1 and a front-end sales charge imposed at the time of purchase in accordance with the Fund's prospectus. The maximum front-end sales charge is 5.75% of the public offering price or 6.10% of the net amount invested for Class A shares. The Fund imposes a deferred sales charge of 1.00% on redemptions within one year of purchases of Class A shares initially purchased in an amount of $1,000,000 or more. The Class C shares are subject to a servicing fee at an annual rate up to 1.00% of net assets pursuant to Rule 12b-1 and a deferred sales charge of 1.00% is imposed on redemptions within one year of purchase. Class C shares commenced operations on May 17, 2002.

2 } Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements. These policies are in conformity with accounting principles generally accepted in the United States of America. A } *Investment Valuations* – Securities which are traded on a national or recognized stock exchange are valued at the last sale price on the securities exchange on which such securities are primarily traded. Exchange-traded securities for which there were no transactions that day are valued at the most recent bid prices. Securities traded on only over-the-counter markets are valued on the basis of closing over-the-counter bid prices. Instruments with a remaining maturity of 60 days or less are valued on an amortized cost basis. Securities for which market quotations are not readily available, and securities which are restricted as to resale are valued at fair value as determined by the investment adviser under the supervision of the Board of Trustees. Because the Fund may invest a substantial portion of its assets in Real Estate Investment Trusts ("REITs"), the Fund may be subject to certain risks associated with direct investment in REITs. REITs may be affected by changes in the value of their underlying properties and by defaults by borrowers and tenants. REITs depend generally on their ability to generate cash flow to make distributions to shareholders, and certain REITs have self-liquidation provisions by which mortgages held may be paid in full and distributions of capital returns may be made at any time. B } *Written Option Accounting* – The Fund writes (sells) call options for trading purposes and writes put options for hedging purposes. When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is included in the Statement of Assets and Liabilities as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current value of the option written. By writing an option, the Fund may become obligated during the term of the option to deliver or purchase the securities underlying the option at the exercised price if the option is exercised. Option contracts are valued at the average of the current bid and asked price reported on the day of valuation. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain or loss if the cost of the closing purchase transaction differs from the premium received when the option was sold without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is eliminated. When an option is exercised, the premium originally received decreases the cost basis of the underlying security (or increases the proceeds on securities sold short) and the Fund realizes a gain or loss from the sale of the security. All written options must be fully collateralized. The Fund maintains, as appropriate, cash, U.S. Government securities or other liquid assets in an amount at least equal to the market value of the purchase obligation of put options or the market value of the instrument underlying the contract for call options. See Note 5 for options written by the Fund for the six months ended April 30, 2002. c} *Federal Income Taxes* – Provision for federal income taxes or excise taxes has not been made since the Fund has elected to be taxed as "regulated investment companies" and intends to distribute substantially all taxable income to its shareholders and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies. The Fund intends to utilize provisions of the federal income tax laws which allow it to carry a realized capital loss forward for eight years following the year of the loss and offset such losses against any future realized capital gains. Generally accepted accounting principles in the United States of America require that permanent differences between financial reporting and tax reporting be reclassified between various components of net assets. d} *Income and Expenses* – The Fund is charged for those expenses that are directly attributable to the portfolio, such as advisory, administration and certain shareholder service fees. Net investment income other than class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based upon the relative net asset value of outstanding shares at the beginning of the day (after adjusting for the current capital share activity of the respective class). e} *Distributions to Shareholders* – Dividends from net investment income are declared and paid on a calendar quarter basis. Distributions of net realized capital gains, if any, will be declared at least annually. A portion of the dividend income recorded by the Fund is from distributions by publicly traded REITs and such distributions for tax purposes may consist of capital gains and return of capital. The actual return of capital and capital gains portions of such distributions will be determined by formal notifications from the REITs subsequent to the calendar year-end. Distributions received from the REITs that are determined to be a return of capital are recorded by the Fund as a reduction of the cost basis of the securities held. The character of such distributions, for tax purposes, is determined by the Fund based on estimates and information received by the Fund from the REITs. f} *Use of Estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. g} *Investment Income and Investment Transactions* – Investment and shareholder transactions are recorded on trade date. The Fund determines the gain or loss realized from the investment transactions by comparing the original cost of the security lot sold with the net sale proceeds. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

3} Capital Share Transactions

Transactions in capital shares of the Fund were as follows:

Class A	6 Months ended 4/30/2002		Year ended 10/31/2001	
	Amount	Shares	Amount	Shares
Shares sold	5,157,714	435,078	2,427,572	217,133
Shares issued to holders in reinvestment of dividends	63,118	5,148	67,126	6,128
Shares redeemed	(538,683)	(45,629)	(338,036)	(30,719)
Net increase (decrease)	4,682,149	394,597	2,156,662	192,542

4} Investment Transactions

The aggregate purchases and sales of securities, excluding short-term investments, by the Fund for the six months ended April 30, 2002, were as follows:

	Purchases		Sales
U.S. Government	—		—
Other	$ 5,401,113		$ 385,934

The components of the net unrealized appreciation in the value of the investments held at April 30, 2002 for tax purposes are as follows:

Gross unrealized appreciation of investments	$ 917,672
Gross unrealized depreciation of investments	(173,107)
Net unrealized appreciation of investments	**$ 744,565**

At April 30, 2002, the cost of investments for federal income tax purposes was $7,798,229.

5} Option Contracts Written

The premium amount and the number of option contracts written during the six months ended April 30, 2002 were as follows:

Call Options	Premium Amount	::	Number of Contracts
Call options outstanding, beginning of period	$ 22,402		112
Call options written	80,738		446
Call options closed	(27,005)		(138)
Call options exercised	—		—
Call options expired	(16,677)		(74)
Call options outstanding, end of period	$ 59,458		346

Put Options	Premium Amount	::	Number of Contracts
Put options outstanding, beginning of period	$ 25,108		126
Put options written	68,996		387
Put options closed	(6,691)		(25)
Put options exercised	—		—
Put options expired	(26,692)		(142)
Put options outstanding, end of period	$ 60,721		346

6} Investment Advisory and Other Agreements

Inland Investment Advisors, Inc. ("the Adviser") became the investment adviser to the Fund on June 1, 2001. Prior to June 1, 2001, Uniplan, Inc. acted as the investment adviser for the Fund since the inception of the Fund. As of March 1, 2002, for its services to the Fund under the advisory agreement, the Adviser will receive a fee calculated daily and paid at the end of each calendar month, at a rate equal on an annual basis to 1.00% of the Fund's average daily net assets. For the period November 1, 2001 through February 28, 2002, the Adviser received a fee calculated daily and paid at the end of each calendar month, at a rate equal on an annual basis to 0.50% of the Fund's average daily net assets.

The Fund has adopted a plan providing that if the aggregate annual operating expenses (excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items) exceed 2.50% of average net assets for Class A, the Adviser may waive or may reimburse the Fund for the amount of such excess. Accordingly, for the six months ended April 30, 2002, the Adviser waived and reimbursed the Fund $45,534.

The Trust has adopted a Distribution and Shareholder Servicing Plan (the "Plan") pursuant to Rule 12b-1 of the Investment Company Act of 1940. The Plan allows the Trust to reimburse the Distributor for a portion of the costs incurred in distributing the Fund's Class A shares, including amounts paid to brokers or dealers, at an annual rate not to exceed 0.25% of the average daily net assets of the Fund's Class A shares. The Fund incurred $7,324 in fees pursuant to the Plan for the six months ended April 30, 2002. The Class C shares are subject to a servicing fee at an annual rate up to 1.00% of net assets pursuant to Rule 12b-1 and a deferred sales charge of 1.00% is imposed on redemptions, within one year of purchase. Class C shares commenced operations on May 17, 2002.

U.S. Bancorp Fund Services, LLC (formerly Firstar Mutual Fund Services, LLC) serves as Transfer Agent, Administrator and Accounting services agent for the Fund. U.S. Bank, N.A. serves as Custodian for the Fund. Inland Securities Corporation serves as Distributor for the Fund.

Custodian
U.S. Bank, N.A.
615 E. Michigan Street
Milwaukee, WI 53202

Transfer Agent and Dividend Disbursing Agent
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

Independent Accountants
KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

Legal Counsel
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, WI 53202

Distributor
Inland Securities Corporation
2901 Butterfield Road
Oak Brook, IL 60523

Investment Adviser
Inland Investment Advisors, Inc.
2901 Butterfield Road
Oak Brook, IL 60523